SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F ☑	Form 40-F ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION ————————————————————— (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: October 28, 2004

For immediate release

October 28, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges

Revision of the Outlook for Performance

     Makita Corporation announces the following revisions in its outlook for consolidated performance (released on July 29, 2004) and its outlook for the results of the parent company (released on September 8, 2004).

1.	Results for the Interim Period of the Fiscal Year Ending March 2005: Comparison with Outlook Previously Released (from April 1, 2004, to September 30, 2004)

Consolidated Basis:	(Million yen, %)
		Income before
	Net sales	income taxes	Net income
Outlook announced previously (A)	94,500	15,500	9,600
Actual results (B)	97,430	20,238	12,953
Change (B-A)	2,930	4,738	3,353
Percentage revision	3.1%	30.6%	34.9%
Actual results for the interim period of the previous fiscal year (ended September 30, 2004)	91,757	9,894	4,981

Non-consolidated Basis:	(Million yen, %)
	Net sales	Ordinary profit	Net income
Outlook announced previously (A)	48,500	6,600	1,000
Actual results (B)	48,902	7,165	866
Change (B-A)	402	565	(134)
Percentage revision	0.8%	8.6%	(13.4%)
Actual results for the interim period of the previous fiscal year (ended September 30, 2004)	42,326	4,328	3,877

English Translation of press release originally issued in Japanese language	1

2.	Revised outlook for the fiscal 2005 (from April 1, 2004, to March 31, 2005)

Consolidated Basis:	(Million yen, %)
		Income before
	Net sales	income taxes	Net income
Outlook announced previously (A)	188,000	26,000	16,000
Revised outlook (B)	191,000	29,500	18,600
Change (B-A)	3,000	3,500	2,600
Percentage revision	1.6%	13.5%	16.3%
Actual results for the previous fiscal year (ended March 31, 2004)	184,117	16,170	7,691

(Note)	Net income per share for the full fiscal year is projected to amount to 129.30 yen.

Non-consolidated Basis:	(Million yen, %)
	Net sales	Ordinary profit	Net income
Outlook announced previously (A)	88,500	9,800	2,700
Revised outlook (B)	92,000	15,000	6,900
Change (B-A)	3,500	5,200	4,200
Percentage revision	4.0%	53.1%	155.6%
Actual results for the previous fiscal year (ended March 31, 2004)	88,335	9,444	5,668

(Note)	Net income per share for the full fiscal year is projected to amount to 47.97 yen.

Reasons for Differences from the Outlook

     Actual sales for the interim period and the revised outlook for sales for the full fiscal year exceed the outlook previously issued primarily because sales in Europe and other areas have been and are now expected to continue to be stronger than anticipated earlier. In addition actual results and the revised outlook for profitability are above the previously issued outlook because of improvements in the cost to sales ratio owing to expansion of production in Japan and at plants in China. Moreover, the substantial rise in the outlook for non-consolidated ordinary profit and net income is due to a revision of the parent company’s policy regarding dividends paid by subsidiaries to the parent company. As a result of this revision, the parent company is scheduled to report approximately 4.2 billion yen in dividends received from subsidiaries.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language	2